EXHIBIT 99.3
Media Release
Shipping resumes at Rio Tinto’s East Intercourse Island facility at
Dampier Port
03 March 2025
PERTH, Australia--(BUSINESS WIRE)-- Rio Tinto’s East Intercourse Island (EII) facility at Dampier Port in
Western Australia’s Pilbara region has resumed operations after being impacted by Tropical Cyclone Sean.
A railcar dumper at the EII port facility was flooded when Tropical Cyclone Sean delivered record rain along parts of the Pilbara coastline, including 274mm to Karratha, on 20 January 2025.
Dumper operation at EII resumed last week and the first ship was loaded today.
As stated in the full year results on 19 February 2025, operations at the Dampier and Cape Lambert Ports were also impacted by Tropical Cyclone Tahlia, Tropical Cyclone Vince and Tropical Cyclone Zelia, with total losses from all four cyclones anticipated to be about 13 million tonnes in the year to date. Mitigation plans are in place to offset about half of this through the course of the year.
Pilbara iron ore shipment guidance for 2025 remains unchanged at 323 to 338 million tonnes.
As the system rebalances and normal operations resume, an update will be provided in the first quarter operations review on 16 April 2025.
View source version on businesswire.com: https://www.businesswire.com/news/home/20250227944189/en/
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